18001139

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Received FEB 16 2018 WASH DC

SEC FILE NUMBER
8--67019

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALDERMAN & COMPANY CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

35 WARRINGTON ROUND

(No. and Street)

DANBURY	CT	06810
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lee J. MacLeod

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Knight Rolleri Sheppard CPAS, LLP

(Name – *if individual, state last, first, middle name*)

1499 Post Rd, Suite 1040	Fairfield	CT	06824
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS DM

OATH OR AFFIRMATION

I, William H. Alderman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alderman & Company Capital, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Cheryl Wolf

Notary Public

CHERYL WOLF NOTARY PUBLIC CONNECTICUT EXP. MARCH 31, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Alderman & Company Capital, LLC

Table of Contents

Report of Independent Registered Public Accounting Firm	1
Statements of Financial Condition	2
Statements of Income	3
Statements of Changes in Member's Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6-7
Supplementary Schedules	
Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	8
Schedule II – Reconciliation of Net Capital From Quarterly Focus – Rule 17a-5(d)(4) of the Securities and Exchange Commission to Annual Audited Financial Statements	9
Review Report of Independent Registered Public Accounting Firm on Exemption Report	10
Statement Regarding Exemptive Provision under Rule 15c3-3 of the Securities and Exchange Commission	11
Independent Accountant's Agreed-Upon Procedures Report On Schedule of Assessment and Payments (Form SIPC-7)	12
Determination of SIPC Net Operating Revenues and General Assessment	13-14

Knight • Rolleri • Sheppard, CPAS, LLP
Michael J. Knight, CPA, CVA, CFE, ABV
John M. Rolleri, CPA, CFE
Ryan C. Sheppard, CPA, CFF

KRS
KNIGHT • ROLLERI • SHEPPARD
CPAS, LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Alderman & Company Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Alderman & Company Capital, LLC as of December 31, 2017 and 2016, the related statements of income, changes in member's equity, and cash flows for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Alderman & Company Capital, LLC as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Alderman & Company Capital, LLC's management. Our responsibility is to express an opinion on Alderman & Company Capital, LLC's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Alderman & Company Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II – Reconciliation of Net Capital From Quarterly Focus – Rule 17a-5(d)(4) of the Securities and Exchange Commission to Annual Audited Financial Statements has been subjected to audit procedures performed in conjunction with the audit of Alderman & Company Capital, LLC's financial statements. The supplemental information is the responsibility of Alderman & Company Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II – Reconciliation of Net Capital From Quarterly Focus – Rule 17a-5(d)(4) of the Securities and Exchange Commission to Annual Audited Financial Statements is fairly stated, in all material respects, in relation to the financial statements as a whole.

KRS CPAS, LLP

Knight Rolleri Sheppard CPAS, LLP
We have served as Alderman & Company Capital, LLC's auditor since 2006.

Fairfield, Connecticut
February 7, 2018

1499 Post Road, Suite 1040 • Fairfield, CT 06824 • p:203.259.2727 • f:203.256.2727 • www.krscpasllp.com

Alderman & Company Capital, LLC
Statements of Financial Condition
December 31, 2017 and 2016

	2017	2016
Assets		
Current assets		
Cash and equivalents	$ 48,983	$ 67,131
Prepaid expenses	1,450	1,750
Total current assets	50,433	68,881
Property and equipment		
Electronic data processing equipment	4,218	4,218
Accumulated depreciation	(3,061)	(2,221)
Net property and equipment	1,157	1,997
Total assets	$ 51,590	$ 70,878
Liabilities and Member's Equity		
Current liabilities		
Accounts payable	$ 700	$ 600
Accrued liabilities	12,125	12,250
Total current liabilities	12,825	12,850
Member's equity	38,765	58,028
Total liabilities and member's equity	$ 51,590	$ 70,878

See report of independent registered public accounting firm and notes to financial statements.

Alderman & Company Capital, LLC
Statements of Income
For the Years Ended December 31, 2017 and 2016

	2017	2016
Fee revenue and reimbursed expenses	$ 504,567	$ 322,590
Operating expenses		
Accounting and audit fees	25,321	24,452
Airfare	5,699	5,209
Bank charges	50	126
Computer software and supplies	290	367
Conferences	5,291	13,937
Connectivity charges	10,800	12,315
Consultants	7,800	7,800
Depreciation	840	810
Dues and subscriptions	1,227	2,699
Gas, parking and tolls	173	1,153
Hotel and lodging	4,909	11,072
Insurance	576	576
Local transportation	1,371	6,418
Marketing and promotion	3,386	11,332
Meals	862	1,498
Office supplies	906	1,825
Postage and printing	831	1,096
Regulatory fees	13,388	13,057
Taxes	125	145
Telephone	-	-
Total operating expenses	83,845	115,887
Income from operations	420,722	206,703
Other income (expenses)		
Interest income	15	17
Charitable contributions	-	(1,400)
Total other income (expenses)	15	(1,383)
Net income	$ 420,737	$ 205,320

See report of independent registered public accounting firm and notes to financial statements.

Alderman & Company Capital, LLC
Statements of Changes in Member's Equity
For the Years Ended December 31, 2017 and 2016

Member's equity, December 31, 2015	$	118,055
Member distributions during 2016		(265,347)
Net income, 2016		205,320
Member's equity, December 31, 2016		58,028
Member contributions during 2017		10,000
Member distributions during 2017		(450,000)
Net income, 2017		420,737
Member's equity, December 31, 2017	$	38,765

See report of independent registered public accounting firm and notes to financial statements.

Alderman & Company Capital, LLC
Statements of Cash Flows
For the Years Ended December 31, 2017 and 2016

		2017		2016
Cash flows from operating activities:				
Net income	$	420,737	$	205,320
Adjustments to reconcile changes in net income to cash provided by operating activities:				
Depreciation		840		810
Decrease in prepaid expenses		300		80
Increase (decrease) in accounts payable		100		(300)
(Decrease) increase in accrued liabilities		(125)		1,125
Total adjustments		1,115		1,715
Net cash provided by operating activities		421,852		207,035
Cash flows from investing activities:				
Purchase of fixed assets		-		(2,522)
Net cash used in financing activities		-		(2,522)
Cash flows from financing activities:				
Member contributions		10,000		
Member distributions		(450,000)		(265,347)
Net cash used in financing activities		(440,000)		(265,347)
Net decrease in cash and equivalents		(18,148)		(60,834)
Beginning cash and equivalents		67,131		127,965
Ending cash and equivalents	$	48,983	$	67,131

See report of independent registered public accounting firm and notes to financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Alderman & Company Capital, LLC (the "Company") is a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company provides investment banking expertise to issuers in the aerospace and defense industries. The Company received its FINRA approval for membership on January 27, 2006. The Company's sole member is William H. Alderman. The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that rule.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting - The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

Cash and equivalents – For the purposes of the statements of cash flows, the Company considers cash in banks and all highly liquid debt instruments with maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Revenue recognition – Revenues from investment banking services are recognized when the transaction closes. Non-refundable retainers are recognized as revenue in accordance with the terms of the contract and may be applied against transaction fees upon closing.

Use of accounting estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to the estimated amounts are recognized in the year in which such adjustments are determined.

Accounts receivable - Accounts receivable are carried at cost. No allowance for uncollectable accounts was required at December 31, 2017 or 2016 since there were no accounts receivables at either year-end.

Property and equipment - Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Asset lives range from three to five years.

Advertising – The Company policy is to expense advertising as incurred.

Income taxes – The Company is a limited liability company treated as a disregarded entity. Accordingly, in lieu of Federal and state income taxes, the member is taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal or state taxes has been included in these financial statements. The member's tax years subject to examination by regulatory authorities are from December 31, 2014 and after.

NOTE 3 – CONCENTRATIONS

The Company has several contracts with clients that generate more than 10% of total annual revenues. For the year ended December 31, 2017, a single client accounted for 87% of total revenue. For the year ended December 31, 2016, two clients accounted for 76% of total revenue.

The Company operates in the aerospace and defense industry.

NOTE 4 – NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company had net capital of $36,158, which was $31,158 in excess of its required net capital of $5,000. The Company's ratio of indebtedness to net capital was .35 to 1.

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company has periodically engaged Myles Alderman, the managing partner's brother and a lawyer at Alderman & Alderman, LLC, to perform legal services. There were no legal fees paid to Alderman & Alderman, LLC in 2017 or 2016.

The Company has three sister companies: Alderman & Company Advisors, LLC, a Connecticut registered investment advisor company, Alderman & Company Consulting, LLC, a Connecticut consulting company, and Alderman & Company Wings, LLC, a Connecticut aircraft holding company. There were no transactions between the four companies in 2017 or 2016.

NOTE 6 – CONTINGENCIES

The Company evaluates contingencies on an ongoing basis. At December 31, 2017 and 2016, the Company is not aware of any contingent liabilities that could have a subsequent material adverse effect on its results of operations.

NOTE 7 – SUBSEQUENT EVENTS

In accordance with FASB Accounting Standards Codification 855, Subsequent Events, the Company has evaluated subsequent events to the statement of financial position date of December 31, 2017 through February 7, 2018 which is the date the financial statements were issued. Management has determined that there are no subsequent events that require disclosure.

Alderman & Company Capital, LLC
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2017
Schedule I

Net Capital		
Total member's equity	$	38,765
Deduct member's equity not allowable for net capital		-
Total member's equity qualified for net capital		38,765
Additions/other credits:		-
Total member's equity and allowable subordinated liabilities		38,765
Deductions/other charges:		
Prepaid expenses		1,450
Net property and equipment		1,157
Total deductions/other charges		2,607
Net capital	$	36,158
Aggregate indebtedness		
Accounts payable and accrued expenses	$	12,825
Total aggregate indebtedness	$	12,825
Computation of basic net capital requirement		
Minimum net capital required	$	5,000
Excess net capital	$	31,158
Ratio: Aggregate indebtedness to net capital		35.47%

There are no material differences between the computations above and the computations included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

See report of independent registered public accounting firm.

Alderman & Company Capital, LLC
Reconciliation of Net Capital from Quarterly Focus - Rule 17a-5(d)(4) of the Securities and Exchange Commission to Annual Audited Financial Statements
7As of December 31, 2017
Schedule II

Net Capital as reported on 4th Quarter Focus Report	$	36,160
Adjustments from 4th Quarter Focus to Annual Audit		
Audit adjustment		-
Rounding		(2)
Total adjustments		(2)
Revised Net Capital as reported in the Annual Audit	$	36,158

See report of independent registered public accounting firm.

Knight • Rolleri • Sheppard, CPAS, LLP
Michael J. Knight, CPA, CVA, CFE, ABV
John M. Rolleri, CPA, CFE
Ryan C. Sheppard, CPA, CFF

KRS
• ROLLERI • SHEPPARD
CPAS, LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Alderman & Company Capital, LLC

We have reviewed management's statements, included in the accompanying Statement Regarding Exemptive Provision under Rule 15c3-3 of the Securities and Exchange Commission, in which (1) Alderman & Company Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Alderman & Company Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provisions) and (2) Alderman & Company Capital, LLC stated that Alderman & Company Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Alderman & Company Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Alderman & Company Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KRS CPAS, LLP

Knight Rolleri Sheppard CPAS, LLP

Fairfield, Connecticut
February 7, 2018

1499 Post Road, Suite 1040 • Fairfield, CT 06824 • p:203.259.2727 • f:203.256.2727 • www.krscpasllp.com

Statement Regarding Exemptive Provision
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2017

Alderman & Company Capital, LLC (The Company) asserts, to its best knowledge and belief, the following:

1) The Company claims an exemption from SEC Rule 15c3-3 under subsection (k)(2)(i)

2) The Company met such exemption provisions in SEC Rule 15c3-3 under subsection (k)(2)(i) from January 1, 2017 to December 31, 2017 without exception.

Signature: ______________________

KRS
KNIGHT • ROLLERI • SHEPPARD
CPAS, LLP

Knight • Rolleri • Sheppard, CPAS, LLP
Michael J. Knight, CPA, CVA, CFE, ABV
John M. Rolleri, CPA, CFE
Ryan C. Sheppard, CPA, CFF

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member of
Alderman & Company Capital, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Alderman & Company Capital, LLC and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Alderman & Company Capital, LLC for the year ended December 31, 2017 , solely to assist you and SIPC in evaluating Alderman & Company Capital, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Alderman & Company Capital, LLC's management is responsible for Alderman & Company Capital, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KRS CPAS, LLP

Knight Rolleri Sheppard CPAS, LLP

Fairfield, Connecticut
February 7, 2018

1499 Post Road, Suite 1040 • Fairfield, CT 06824 • p:203.259.2727 • f:203.256.2727 • www.krscpasllp.com

Alderman & Company Capital, LLC
Determination of SIPC Net Operating Revenues
and General Assessment
For the Year Ended December 31, 2017

Schedule of Assessment Payments

General Assessment		$ 757
Payments Made:		
Date Paid:		
August 30, 2017	$ 700	
Total payments		(700)
Interest on late payment(s)		4
Total assessment balance and interest due		$ 61
Payment due with Form SIPC 7		$ 61

See independent accountant's agreed-upon procedures report on schedule of assessments and payments (Form SIPC-7)

Alderman & Company Capital, LLC
Determination of SIPC Net Operating Revenues
and General Assessment
For the Year Ended December 31, 2017

Schedule of Assessment Payments

Total revenues	$	504,567
Additions:		
None		
Deductions:		
None		-
SIPC net operating revenues	$	504,567
General assessment	$	757

See independent accountant's agreed-upon procedures report on schedule of assessments and payments (Form SIPC-7)